Filed by Alps Electric Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated May 2, 2018

May 2, 2018
Alps Electric Co.,Ltd.
Alpine Electronics, Inc.

Supplementary Explanation Regarding “Progress on the Business Integration between Alps Electric and Alpine Electronics(Alpine), and the Directors After the Business Integration” (April 26, 2018 release)

The following provides a supplementary explanation of the abovementioned press release to enable persons viewing the materials on our website gain an appropriate understanding.

■Summary
A tremendous transformation, known as “CASE” (Connected, Autonomous, Shared & Services, Electric) is beginning in the automobile industry.  A wide range of diverse customers and a variety of business models are expected to emerge in the EHII (Energy, Healthcare, Industry, IoT) market.  At such a time of upheaval and transformation, Alps Electric and Alpine determined to become an “Innovative T-Shaped Company” by combining their strengths, where Alps Electric’s “vertical I-Shaped” strength being the developing of core devices using its electronic components to create competitive products and Alpine’s “horizontal I-Shaped” strength being the developing of systems utilizing a wide range of devices and technologies.
By becoming an “Innovative T-shaped Company,” we will establish “ITC101” which sets targets of sales of 1 trillion yen and an operating income margin of 10% by our 2nd medium-term plan, contribute to the society in the new automotive business domain of “CASE + Premium HMI” in the automobile market and “EHII” domain (which is expected to play a large social role) and aim to become a company capable of sustainable growth.  The composition of directors of ALPS ALPINE CO., LTD. (“ALPS ALPINE”) will have a focus on strengthening the governance structure, and will comprise of 6 directors (including 1 outside director) and 6 directors who are Audit and Supervisory Committee Members (including 4 outside directors), a total of 12 directors (including 5 outside directors).

1.	Trends in the Automotive Market
　In the automobile industry, four major technical innovation known as “CASE”, and market reformation are underway simultaneously, and the industry is facing a once in a century period of transformation.  As a consequence, automobile manufacturers and all companies in the industry have begun to focus their development resources on the field of CASE.  Automobile manufacturers are moving forward with a differentiation strategy – particularly for mid-range models and luxury models – utilizing cockpit and interior design, and driving systems, that give a sense of value and luxury, as well as pride of ownership.  Alps Electric and Alpine refer to the product group in this area as the premium HMI (Human Machine Interface).
　While the commoditization of traditional products in the automotive domain and products in the internal combustion and engine domain will progress in future, and market growth cannot be expected, the CASE domain and Premium HMI domain are predicted to become future growth areas. In the CASE domain, global IT companies have begun to enter the field, and development competition is intensifying.  In this kind of environment, one of the major goals of the Business Integration is for Alps Electric and Alpine to create new, competitive products in the CASE and Premium HMI fields, by utilizing the technologies, customer channels, and resources of both companies in an integrated manner, while strengthening the business of both companies with respect to existing products.

2.	The Future Direction of the Post-Integration Company: an “Innovative T-Shaped Company”
　As an electronic components company, Alps Electric has the three technology and product areas – HMI, Sensors, and Connectivity – as its core business.  Alps Electric can be called a “vertical I-Shaped Company” – it is a company specializing in components, which develops these core device technologies, continuously improves the desirability of products, and vertically advances elemental technologies and functional devices.
　Alpine is a system integrator that develops automotive infotainment products.  It is a big purchaser of various types of electronic components such as semiconductors and displays, and has matching to system products and software development as its core business domain.  In addition to automobile manufacturer OEM business, Alpine also has its own aftermarket business and service business.  Accordingly, Alpine can be regarded as a “horizontal I-Shaped Company,” that is a generalist that combines technologies and products gathered from a wide range of device manufacturers, and develops them into systems.
　After the Business Integration, we aim to form an “Innovative T-Shaped Company” that combines the characteristics of both a “vertical I-Shaped Company” and a “horizontal I-Shaped Company,” in terms of technologies and products.  An “Innovative T-Shaped Company” differs from a vertically integrated company where a system manufacturer self-manufactures core devices.  In a vertically integrated company, the products sold are “system products” rather than core devices.  In the “Innovative T-Shaped Company” that we aspire to, we will sell both system products and core devices to meet the needs to a wide variety of customers.

　In the electrical and electronic industry and the automotive electronics industry, it is thought that M&A’s generally fall into two categories: the integration of two “vertical I-shaped companies” where component manufacturers merge, and the integration of two “horizontal I-shaped companies” where system manufacturers merge.  However, with respect to the development of the technical innovation in the CASE field, tier 1 system manufacturers who do not possess core component and elemental technologies in-house are finding it difficult to maintain competitiveness.  What automobile manufacturers expect from ALPS ALPINE after the Business Integration is a unique supplier that fully integrates a device manufacturer and a system manufacturer, and is able to propose integrated products that would meet the expectation of automobile manufacturers, rather than a company that proposes individual products like in the past, with Alps Electric providing devices and Alpine providing systems.  This desire and expectation on the part of customers became even clearer in our discussions with various customers after the Business Integration was announced in July 2017.  Furthermore, ALPS ALPINE after the Business Integration will not only develop its system products business for automobile manufacturers, but also extend its component and functional device businesses, that were formerly carried out by Alps Electric, to a wide range of tier 1 and tier 2 customers, acting as a tier 2 and tier 3 supplier.

　There is potential for a wide range of customers and a variety of business models in the EHI market and IoT market.  Five business layers can be identified in the IoT market: “sensors gather data” from a wide range of things, such data is “sent (transmitted) to the cloud” where “cloud services are provided,” big data in the cloud is further “analyzed and processed,” and “various types of services are provided to the end user.”  In Alps Electric’s electronic components business, various types of “sensor and connectivity” devices and IoT gateway business play a core role, but we also expect that some customers will require us to provide “cloud services,” “analysis and processing,” and “various services for end users.” These services are more of a systems or service business domain than the component business domain, but it will become possible to provide these services by leveraging Alpine’s system software and service business.  Because of the foregoing, in terms of developing business in the EHI and IoT markets, where the requirements of customers are many and varied, we will be able to leverage the superiority of an “Innovative T-Shaped Company” that is able to develop a wide range of businesses to satisfy the needs of customers, from devices through to system services.

End

Alps Electric may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible Share Exchange with Alpine.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Alpine prior to the shareholders’ meeting at which the Share Exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the Companies, the Share Exchange and related matters.  U.S. shareholders of Alpine are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange.  Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Alps Electric and Alpine in relation to, and the benefits resulting from, their business integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;

(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as the Companies not being able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.